Exhibit 99.18

WESTERN WIND ENERGY CORP.
Suite 1326 – 885 West Georgia Street
Vancouver, BC V6C 3E8

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MAY 30, 2011 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 29, 2011 (THE “MEETING”).

This Information Circular is furnished in connection with the solicitation of proxies by management of Western Wind Energy Corp. (“Western Wind”) for use at the Meeting (or any adjournment thereof), at the time and place and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or arms-length third parties appointed by Western Wind. We are unable at this time to accurately estimate what the cost of such solicitation may be.

All costs of this solicitation will be borne by Western Wind.

We will also pay the broker-dealers, banks or other nominee members of record of Western Wind their reasonable expenses in mailing copies of the foregoing material to beneficial owners of shares.

All dollar amounts in this Information Circular are in Canadian currency unless otherwise specified.

RECORD DATE

Our directors have set May 30, 2011 as the record date for determining which shareholders shall be entitled to receive notice of the Meeting. Only shareholders of record at the close of business on May 30, 2011, who either attend the meeting personally or complete and deliver the Form of Proxy in the manner and subject to the provisions discussed below, will be entitled to vote or to have their shares voted at the Meeting.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The persons named in the Form of Proxy as proxyholders are directors of Western Wind. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so, either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Form of Proxy or by completing another proper form of proxy. In either case, the completed proxy must be delivered to the office of Computershare Investor Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed or any adjournment thereof at which the Proxy is to be used.

A shareholder who has given a proxy may revoke it by an instrument in writing, duly executed by the shareholder or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation and delivered to our registered office, Suite 300 – 576 Seymour Street, Vancouver, BC V6B 3K1, at any time up to and including the last business day that precedes the day of the Meeting or, if adjourned, the day that precedes any reconvening thereof, or to the Chairman of the Meeting, on the day of the Meeting or, if adjourned, any reconvening thereof, or in any manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

VOTING OF PROXIES

If the Form of Proxy is completed, signed and delivered as prescribed above, the persons named as proxyholders in the Form of Proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the instructions of the shareholder appointing them. The Form of Proxy confers discretionary authority upon the proxyholders with respect to all other matters or variations to matters which may properly come before the Meeting or an adjournment thereof. As of the date of this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting; however, if other matters should properly come before the Meeting, the Form of Proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the Proxy.

If no choice is specified by a shareholder in the Form of Proxy with respect to a matter identified in the Form of Proxy or any amendment or variations to such matters, it is intended that the person designated by management in the Form of Proxy will vote the shares therein represented in favour of each matter identified on the Form of Proxy and for the nominees of management for directors and auditors.

BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold common shares in their own name. Shareholders who do not hold their shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of Western Wind as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those common shares will not be registered in the Beneficial Shareholder’s name on the records of Western Wind. Such common shares will more likely be registered under the name of the Beneficial Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by Western Wind. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Services (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBO’s”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBO’s”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBO’s from intermediaries via their transfer agents. If you are a Beneficial Shareholder, and Western Wind or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

Western Wind has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy related materials directly to its NOBO’s. By choosing to send these materials to you directly, Western Wind (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, if you are a NOBO of Western Wind, you can expect to receive a scannable Voting Instruction Form (“VIF”) from the Transfer Agent. Please complete and return the VIF to the Transfer Agent in the envelope provided or by facsimile. In addition, telephone voting and internet voting can be found in the VIF. The Transfer Agent will tabulate the results of the VIF’s received from Western Wind’s NOBO’s and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIF’s they receive.

Western Wind’s OBO’s can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting. Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their common shares.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of May 30, 2011, there were a total of 59,061,994 common shares outstanding. Each common share entitles the holder thereof to one vote.

To the knowledge of our directors and executive officers no person or company beneficially owns, or controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to Western Wind’s issued and outstanding common shares except as disclosed below:

Name	No. of Common Shares Owned	Percent of Class(1)
Goodman & Company, Investment Counsel Ltd.	10,980,109	18.59%
(1)	The percentage is determined based on the number of outstanding common shares as at May 30, 2011.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Information Circular, no director, executive officer, proposed management nominee, or any associate or affiliate thereof has any material interest, direct or indirect, by way of beneficial ownership of shares of Western Wind or otherwise in the matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

FIXING THE SIZE OF THE BOARD OF DIRECTORS

It is intended that the number of directors to be elected by the shareholders be established at five (5). This requires the approval of the shareholders of Western Wind by an ordinary resolution which approval will be sought at the Meeting.

ELECTION OF DIRECTORS

At the Meeting, shareholders will be called upon to elect five (5) directors for the ensuing year or until their successors are duly elected or appointed, unless the director’s office is earlier vacated in accordance with the Articles of Western Wind, or unless the director becomes disqualified to act. While we don’t contemplate that any of the nominees will be unable to serve as a director, if any management nominee should become unavailable, the Form of Proxy will be voted for substitute nominees as may be nominated by management. Set forth below is information regarding each management nominee for election at the Meeting as a director of Western Wind:

Name and Present Position with Western Wind and Residence	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years	Director Since	Approximate Number of Shares Beneficially Owned Directly or Indirectly as of the Date Hereof (1)
Jeffrey J. Ciachurski (3) (5) Coquitlam, BC Canada Chief Executive Officer and Director	CEO of Western Wind.	February 25, 1998	940,932

Name and Present Position with Western Wind and Residence	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years	Director Since	Approximate Number of Shares Beneficially Owned Directly or Indirectly as of the Date Hereof (1)
Claus Andrup (2) (3) (4) Maple Ridge, BC Canada Director	President of Andrup Corporate Consultants Inc. (formerly, Andrup & Associates), a public relations firm, since 1980; President of Oretech Resources Inc., from June 2007 to January 2009 a private mining company; President of OHG Resources Inc., a private mining company from October 2009 to current.	February 25, 1998	118,000
Robert C. Bryce (2) (4) Val-d’Or, Quebec Canada Director	Founder and Director since 1996 of Abitex Resources, a public company trading on the TSX Venture Exchange.	October 25, 2000	391,899
J. Michael Boyd (5) Tucson, Arizona USA Director	President and director of Verde Resources Corporation since July 23, 2002.	February 11, 2005	100,000
V. John Wardlow (2) (3) (4) (5) Surrey, BC Canada Director	Stunt Coordinator and Stunt Performer for Double Action Stunts Inc. since July 1980.	September 25, 2006	329,900
(1)	Based on information provided by the Directors.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance Committee.
(5)	Member of the Corporate Disclosure Committee.

Western Wind does not have an executive committee of the Board.

The British Columbia Securities Commission and Alberta Securities Commission issued management cease trade orders (each, an “MCTO”) against Western Wind’s insiders effective June 19, 2006 and June 8, 2007, respectively in connection with the inability of Western Wind to file audited financial statements for the years ended January 31, 2006 and January 31, 2007. Messrs. Ciachurski, Andrup, Bryce and Boyd, at the time the 2006 MCTO was issued, were directors of Western Wind and were subject to the 2006 MCTO as insiders of Western Wind at the time. Messrs. Ciachurski, Andrup, Bryce, Boyd and Wardlow at the time the 2007 MCTO was issued, were directors of Western Wind and were subject to the 2007 MCTO as insiders of Western Wind at the time. Western Wind was unable to file the financial statements on time for a number of reasons, including the failure to obtain from a subsidiary of Western Wind certain banking and accounting records in a timely manner in the case of the 2006 statements, and a delay, on the part of a third party appraiser, to provide an appraisal report for one of Western Wind’s assets as requested by Western Wind’s auditors in the case of the 2007 statements. The outstanding financial statements and other materials were subsequently filed on September 6, 2006 and September 7, 2007 respectively, and, as a result, the MCTO’s were revoked on September 13, 2006 and September 24, 2007, respectively.

STATEMENT OF CORPORATE GOVERNANCE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive, but have been used by Western Wind in developing our corporate governance policy (the “Corporate Governance Policy”). Our approach to corporate governance is set out below.

Board of Directors

Our Board currently consists of five (5) directors: J. Michael Boyd, the Chairman of the Board, Jeffrey J. Ciachurski, our Chief Executive Officer, Claus Andrup, Robert C. Bryce and V. John Wardlow.

The Guidelines suggest that the board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors. A director is independent if the individual has no direct or indirect material relationship with Western Wind which could, in the view of our Board, be reasonably expected to interfere with the exercise of a director’s independent judgment whether on the Board or a committee of the Board. Notwithstanding the foregoing, an individual who is, or has been within the last three years, an employee or executive officer of Western Wind or any of its subsidiaries is considered to have a material relationship with Western Wind.

Of our current Board, the following members are independent: Robert C. Bryce, V. John Wardlow and Claus Andrup. The following members are not independent: Jeffrey J. Ciachurski and J. Michael Boyd. Mr. Ciachurski is not independent as he is the Chief Executive Officer of Western Wind. Mr. Boyd is not independent as he is the President of one of our subsidiaries Western Wind Energy US Corporation.

Directorships

The following table sets forth the directors of Western Wind who currently serve as directors of other reporting issuers:

Name of Director	Other Reporting Issuers
Jeffrey J. Ciachurski	Greenbriar Capital Corp.
Claus Andrup	Greenbriar Capital Corp.
V. John Wardlow	Greenbriar Capital Corp.
Robert C. Bryce	Abitex Resources Inc., Alexis Minerals Corp., Scorpio Mining Corporation, Integra Gold, Bonterra Resources, Pershinco Resources

Orientation and Continuing Education

Western Wind does not have a formal orientation and education program for new directors; however, any new directors will be given the opportunity to familiarize themselves with our operations and the current directors and members of management. Directors are also encouraged and given the opportunity for continuing education.

Ethical Business Conduct

The Board has adopted a written Code of Ethics (the “Code”) applicable to directors, officers, employees and consultants of Western Wind and its wholly owned subsidiaries. Western Wind and its subsidiaries expect all of their directors, officers, employees and consultants to act in accordance with the highest ethical standards in all aspects of their activities, to comply with all applicable laws, rules and regulations, to deter wrongdoing and to abide by the Code.

The Code addresses, among other things, the following issues: conflicts of interest, protection and proper use of corporate assets, confidentiality of corporate information, compliance with laws, rules and regulations and reporting of violations of the Code or laws, rules and regulations.

Nomination of Directors

The Board selects new nominees to the Board, following the guidelines set out in the Corporate Governance Policy. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the Chief Executive Officer (the “CEO”).

Compensation

The Compensation Committee is responsible for determining compensation for the directors and the executive officers including the CEO. The process of determining compensation involves the Compensation Committee reviewing recommendations by management, assessing and identifying comparables and reviewing the circumstances under which compensation is warranted. Following such considerations, the Committee recommends to the Board for approval the compensation of the CEO, executive officers and directors, including any grants of stock options.

Other Board Committees

Western Wind does not have any standing committees other than the Audit Committee, Compensation Committee, Corporate Governance Committee and Corporate Disclosure Committee. For details on the Audit Committee please refer to the “Audit Committee” section. The remaining standing committees are discussed below.

Compensation Committee

The Compensation Committee responsibilities include duties to assess and make recommendations regarding Western Wind’s compensation, benefits, short term and long term incentive programs, including recommending to the Board of Directors the compensation of Western Wind’s executive officers, including the CEO. The Compensation Committee also reviews and monitors Western Wind’s compensation arrangements and practices to ensure consistency between the performance of the executive officers and Western Wind, as compared to the objectives and goals of Western Wind. The Compensation Committee also oversees the administration and grant or award of any discretionary bonuses under Western Wind’s Equity Compensation Award Plan.

The Compensation Committee is comprised of three (3) directors, who are appointed annually by the Board of Directors. A majority of the members of the Compensation Committee are to be independent directors. The Compensation Committee is currently comprised of Messrs. Claus Andrup, V. John Wardlow and Jeffrey J. Ciachurski. Meetings of the Compensation Committee to discharge the foregoing duties and responsibilities are held periodically, and at least once a year. Special meetings may be convened as required upon the request of the Compensation Committee or the CEO. The Compensation Committee may invite such directors, officers or employees of Western Wind, and any independent compensation consultant, as it may see fit, to attend its meetings and take part in the discussion and consideration of the affairs of the Compensation Committee.

Corporate Governance Committee

The Corporate Governance Committee is responsible for the development and supervision of Western Wind’s approach to corporate governance issues. The Corporate Governance Committee assists the Board in developing corporate governance guidelines, including the constitution and independence of the Board, and make recommendations to the Board with respect to corporate governance practices.

The Corporate Governance Committee is comprised of three (3) directors, who are appointed annually by the Board of Directors. A majority of the members of the Corporate Governance Committee are to be independent directors. The Corporate Governance Committee is currently comprised of Messrs. Claus Andrup, Robert C. Bryce and V. John Wardlow.

Corporate Disclosure Committee

The Corporate Disclosure Committee is responsible for developing, implementing and monitoring the disclosure process for Western Wind. The Corporate Disclosure Committee reviews all material non-public information for compliance, accuracy, completeness and currency and approves all public release of material information relating to Western Wind prior to such information being disseminated to the public or filed with the applicable regulatory agencies.

The Corporate Disclosure Committee is comprised of three (3) directors, who are appointed annually by the Board of Directors. A majority of the members of the Corporate Disclosure Committee are to be independent directors. The Corporate Disclosure Committee is currently comprised of Messrs. Jeffrey J. Ciachurski, J. Michael Boyd and John Wardlow.

Assessments

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on our size, our stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The entire Board is responsible for selecting new directors and assessing current directors. A proposed director’s credentials are reviewed in advance of a Board meeting by one or more members of the Board prior to the proposed director’s nomination.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This disclosure is intended to communicate the compensation provided to Western Wind's CEO, the Chief Financial Officer (the “CFO”) and the three other most highly compensated executive officers or three most highly compensated individuals acting in a similar capacity of Western Wind during the year ended December 31, 2010 (if they individually received more than $150,000 of total compensation during the most recently completed financial year) (collectively, the “Named Executive Officers” or “NEOs”) and the directors of Western Wind. For the year ended December 31, 2010, Western Wind’s NEOs were

Jeffrey J. Ciachurski, CEO, Christopher R. Thompson, CFO, Rod Dees, Senior Vice President of Construction, Alana Steele, General Counsel, and Steve Mendoza, Executive Vice President and Chief Engineer.

Executive and Employee Compensation Objectives and Principles

The Board of Directors recognizes that Western Wind’s success depends greatly on its ability to attract, retain and motivate superior performing employees or consultants at all levels, which can only occur if Western Wind has an appropriately structured and executed compensation program. Our compensation philosophy is aligned with our business strategy and objectives as a mid-tier company in the wind energy electrical generation sector. Salaries, fees and benefits are intended to be competitive within our business sector, while long-term incentive compensation is provided to reward performance that contributes to the achievement of our strategy on a long term basis and the creation of shareholder value. We strive to maintain compensation programs that attract and retain committed, highly qualified personnel by providing competitive compensation and benefits as well as incentives that align the interests of officers, consultants and employees with those of the shareholders.

In determining the nature and quantum of compensation for our executive officers, we are seeking to achieve the following objectives, in approximately an equal level of importance:

  to provide a strong incentive to management to contribute to the achievement of our short-term and long-term corporate goals;

  to ensure that the interests of our executive officers and the interests of our shareholders are aligned;

  to enable us to attract, retain and motivate executive officers of the highest caliber in light of the strong competition in our industry for qualified personnel;

  to recognize that the successful implementation of our corporate strategy cannot necessarily be measured, at this stage of its development, only with reference to quantitative measurement criteria of corporate or individual performance; and

  to provide fair, transparent, and defensible compensation.

In applying these principles during this period of growth, the Compensation Committee, and the Board, maintain a significant degree of flexibility and subjectivity in making recommendations and compensation decisions.

Elements of Total Compensation

The compensation that we pay to our executive officers generally consists of a base amount for consulting fees payable on an hourly, monthly or annual basis, quarterly or annual performance bonuses (paid in cash, fully paid common shares, or a combination thereof) and equity incentives. Our compensation policy reflects a belief that an element of total compensation for our executive officers should be "at risk" and aligned with long-term interests of shareholders in the form of common shares or incentive stock options, so as to create a strong incentive to build shareholder value.

The following summarizes the primary purpose of each compensation element and its emphasis:

  Base compensation — paid in cash as a fixed amount of compensation for performing day-to-day responsibilities.

  Short-term Incentive Compensation — Quarterly or annual bonus awards, paid in common shares or cash, or both, earned for achieving strategic corporate, business unit or individual goals.

  Long-term Equity Based Incentive Compensation — Equity incentives in the form of stock options granted and bonus awards paid in common shares to align compensation with achievement of our goals, creating shareholder value, achieving corporate objectives and to retain executives over a longer period.

In making compensation recommendations to the Board in respect of these elements, the Compensation Committee considers both the cumulative compensation being granted to executives as well as internal comparisons among our executives.

Determining Compensation

The Compensation Committee oversees and sets the general guidelines and principles for the implementation of our executive compensation policies, assesses the individual performance of the Corporation's executive officers and makes recommendations to the Board of Directors. Based on these recommendations, the Board of Directors makes decisions concerning the nature and scope of the compensation to be paid to Western Wind’s executive officers. The Compensation Committee bases its recommendations to the Board on its compensation philosophy and on individual and corporate performance.

The Chairman of the Compensation Committee meets with the CEO to both set goals for the forthcoming year, and to complete the annual review of the CEO’s performance. The Compensation Committee works with the CEO to evaluate the performance and set the compensation for the other NEOs, including proposed salary adjustments or revisions to consulting agreements, where applicable, any bonus awards and the award of any stock options.

Base Compensation

The base compensation of our executive officers have traditionally been determined based on the requirements of an executive officer's employment contract or consulting agreement as well as a subjective assessment of each individual's performance, experience and other factors we believe to be relevant, including prevailing industry demand for personnel having comparable skills and performing similar duties, and the compensation the individual could reasonably expect to receive from a competitor and our ability to pay. Base salaries or consulting fees are reviewed annually to ensure they reflect the individual’s expertise and performance in fulfilling the individual’s role and responsibilities and remain externally competitive.

Short-term Incentive Compensation

Executive officers are eligible for quarterly and annual incentive compensation. Bonus awards are earned for achieving short-term goals and other strategic objectives based on a variety of factors, including the individual’s performance and contributions, improvements in job proficiency, retention risks and concerns, succession requirements, and compensation changes in the market. Generally the more senior the executive, the more performance is measured by overall corporate objectives.

Bonus award levels for certain executive officers are based on a targeted percentage of base salary or fees and are determined based on job specific criteria in addition to overall performance rating. Performance is assessed relative to new project development and the achievement of the business plan, as well as other goals in respect of production targets, investor and corporate communications, staffing and business development. An individual executive’s bonus is assessed by allocating a lesser or greater percentage of the executive’s target bonus to business targets within the individual’s sphere of influence.

Long- term Equity Based Incentive Compensation

The relationship of corporate performance to executive compensation under our executive compensation program is created, in part, through equity compensation mechanisms. Incentive stock options, which vest and become exercisable through the passage of time, link the bulk of our equity-based executive compensation to shareholder return, measured by increases in the market price of our common shares. All outstanding stock options have been or are deemed to have been granted under our current Stock Option Plan.

We continue to believe that stock-based incentives encourage and reward effective management that results in long-term corporate financial success, as measured by stock appreciation. Stock-based incentives awarded to our executive officers have generally been based upon the Compensation Committee’s subjective evaluation of each executive officer’s ability to influence our long-term growth and to reward outstanding individual performance and contributions to Western Wind’s business. Other factors influencing our recommendations respecting the nature and scope of the equity compensation and equity incentives to be awarded to our executive officers in a given year have included: awards made in previous years and, particularly in the case of equity incentives, the number of incentive stock options that remain outstanding and exercisable from grants in previous years and the exercise price and the remaining exercise term of those outstanding stock options.

Option exercise periods and vesting schedules for options granted to our executive officers are determined, on a case by case basis, by the Compensation Committee and the Board.

In addition to our Stock Option Plan, we have an Equity Compensation Award Plan. The purpose of the plan is to supplement our Stock Option Plan in order to enable Western Wind to attract and retain the best available personnel, to provide additional incentives to employees, consultants and directors, to give employees, consultants and directors an ownership interest in Western Wind, and to promote the success of Western Wind’s business.

Summary Compensation Table

The following table summarizes the compensation awarded during the financial years ended December 31, 2008, December 31, 2009 and December 31, 2010 to the Named Executive Officers:

Name and Principal Postion	Year	Salary ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Jeffrey J. Ciachurski CEO	Dec 31, 2010	396,000 (2)	Nil	969,443	1,795,000(8)	Nil	Nil	17,122 (2)	3,177,565
	Dec 31, 2009	396,000 (2)	Nil	Nil	Nil	Nil	Nil	17,122 (2)	413,122
	Dec 31, 2008	390,000 (2)	Nil	235,284	Nil	Nil	Nil	39,576 (2)	664,860
Christopher R. Thompson CFO	Dec 31, 2010	180,000 (3)	Nil	358,258	1,035,000 (3) (9)	Nil	Nil	Nil	1,573,258
	Dec 31, 2009	180,000 (3)	Nil	Nil	65,000 (3)	Nil	Nil	Nil	245,000
	Dec 31, 2008	180,000 (3)	Nil	67,224	60,000 (3)	Nil	Nil	Nil	307,224
Rod Dees (7)	Dec 31, 2010	130,312 (4)	Nil	Nil	Nil	Nil	Nil	112,857 (4)	243,169
	Dec 31, 2009	139,643 (4)	Nil	Nil	Nil	Nil	Nil	100,152 (4)	239,795
	Dec 31, 2008	140,844 (4)	Nil	67,224	Nil	Nil	Nil	77,772 (4)	285,840
Steve Mendoza	Dec 31, 2010	69,019(5)	Nil	95,745	20,000(11)	Nil	Nil	Nil	184,764
	Dec 31, 2009	68,484 (5)	Nil	Nil	Nil	Nil	Nil	Nil	68,484
	Dec 31, 2008	64,019 (5)	Nil	176,579	Nil	Nil	Nil	Nil	240,598

Name and Principal Postion	Year	Salary ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Alana Steele	Dec 31, 2010	185,424(6)	Nil	358,258	975,000(10)	Nil	Nil	Nil	1,518,682
	Dec 31, 2009	205,452 (6)	Nil	Nil	Nil	Nil	Nil	Nil	205,452
	Dec 31, 2008	174,946 (6)	Nil	Nil	16,286 (6)	Nil	Nil	Nil	191,232
(1)

The option-based awards dollar amount was calculated using the Black-Scholes model which included assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and expected life of the options.

(2)

During the year ended December 31, 2010, Mr. Ciachurski received consulting fees of approximately $22,500 per month, quarterly fees of $31,500 and a car allowance totalling $17,122. During the year ended December 31, 2009, Mr. Ciachurski received consulting fees of approximately $22,500 per month, quarterly fees of $31,500 and a car allowance totalling $17,122. During the year ended December 31, 2008, Mr. Ciachurski received consulting fees of approximately $22,500 per month, quarterly fees of $30,000, and a car allowance totalling $39,576.

(3)

Pursuant to an agreement with TCC Consulting Ltd., dated November 27, 2007, TCC Consulting Ltd., a private company wholly-owned by Mr. Thompson, is paid a consulting fee of $15,000 per month and reimbursed for expenses.

In addition to his consulting fees during the years ended December 31, 2010, December 31, 2009 and December 31, 2008, Mr. Thompson was awarded $60,000, $65,000 and $60,000 in performance bonuses.
(4)

Through his company Dees Construction Ltd., Mr. Dees receives a consulting fee of US$11,000 per month except for $5,500 in the month of August 2010. During the year ended December 31, 2010, Mr. Dees was also paid $109,556 which was comprised of a car allowance of US$1,100 per month and a payment of $93,750 for the use of a construction license for the Windstar Project. During the year ended December 31, 2009, Mr. Dees was also paid $100,152 which was comprised of a car allowance of US$1,100 per month and a payment of $93,750 for the use of a construction license for the Windstar Project. During the year ended December 31, 2008, he was also paid $77,772 comprised of a car allowance of US$1,100 per month and a payment of US$62,500 for use of a construction license for the Windstar Project.

(5)	Mr. Mendoza receives a consulting fee ranging from $4,000 to $8,000 per month, through his wholly-owned company, Don Esteban Group, Inc.
(6)

Under a consulting agreement Ms. Steele receives a payment of US$15,000 per month. During the year ended December 31, 2008, US$15,000 was awarded to Ms. Steele for the satisfactory completion of the first year of her consulting agreement.

(7)	Mr. Dees resigned as Senior Vice President, Construction on February 15, 2011.
(8)

Mr. Ciachurski was awarded discretionary cash bonuses in regards to the completion of its project financing for its Kingman Energy Corp and Windstar Energy LLC wind farms. $959,002 in cash bonus was paid and $835,998 remains unpaid as at December 31, 2010.

(9)

Mr. Thompson was awarded discretionary cash bonuses in regards to the completion of its project financing for its Kingman Energy Corp and Windstar Energy LLC wind farms. $370,518 in cash bonus was paid and $604,482 remains unpaid as at December 31, 2010.

(10)

Ms. Steele was awarded discretionary cash bonuses in regards to the completion of its project financing for its Kingman Energy Corp and Windstar Energy LLC wind farms. $Nil in cash bonus was paid and $975,000 remains unpaid as at December 31, 2010.

(11)

Mr. Mendoza was awarded a discretionary cash bonus in regards to the completion of its project financing for its Kingman Energy Corp wind farm. $Nil in cash bonus was paid and $20,000 remains unpaid as at December 31, 2010.

INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets forth information in respect of all awards outstanding by Western Wind to each of the Named Executive Officers at the end of Western Wind’s most recently completed financial year ended December 31, 2010.

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Jeffrey J. Ciachurski CEO	694,311(2) 300,000(3) 350,000(4) 100,000 50,000	1.09 1.53 1.34 1.54 1.23	12/21/15 03/11/15 11/04/13 11/08/12 09/25/11	354,099 21,000 91,000 6,000 18,500	Nil	Nil
Christopher R. Thompson CFO	374,180(2) 100,000(4) 275,000	1.09 1.34 1.32	12/21/15 11/04/13 11/28/12	190,832 26,000 77,000	Nil	Nil
Rod Dees	100,000(4)	1.34	11/04/13(6)	26,000	Nil	Nil
Steve Mendoza	100,000(2) 400,000(5)	1.09 1.34	12/21/15 12/15/13	51,000 104,000	Nil	Nil
Alana Steele	374,180(2) 100,000	1.09 1.54	12/21/15 11/08/12	190,832 6,000	Nil	Nil
(1)

The “Value of unexercised in-the-money options” is calculated on the basis of the difference between the closing price of Western Wind’s common shares on the TSX Venture Exchange on December 31, 2010 and the Exercise Price of the options. The closing price of Western Wind’s common shares on the TSX Venture Exchange on December 31, 2010 was $1.60.

(2)	The option grant vested 25% on December 21, 2010 with the remainder to vest equally on June 21, 2011, December 21, 2011 and June 21, 2012.
(3)	This option grant vested 25% on September 11, 2010 and March 11, 2011 with the remainder to vest equally on September 11, 2011 and March 11, 2012.
(4)	This option grant vested 25% on November 4, 2008, May 4, 2009, November 4, 2009 and May 4, 2010.
(5)	This option grant vested 25% on December 15, 2008, June 15, 2009, December 15, 2009 and June 15, 2010.
(6)	Mr. Dees resigned as Senior Vice President, Construction on February 15, 2011. As a result, his options will now expire February 15, 2012.

Incentive Plan Awards – value vested or earned during the year

The following table sets forth for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended December 31, 2010 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2010.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jeffrey J. Ciachurski CEO	65,255	Nil	1,795,000
Christopher R. Thompson CFO	30,072	Nil	1,035,000
Rod Dees	5,750	Nil	Nil
Steve Mendoza	6,500	Nil	20,000
Alana Steele	24,322	Nil	975,000
(1)

Calculated based on the difference between the market price of the common shares on the vesting date and the exercise price of the options on the vesting date. A nil amount indicates that no options held by the Named Executive Officer vested during 2010 at an “in the money” amount when the exercise price was compared to the closing price of Western Wind’s common shares on the TSX Venture Exchange on the date of vesting.

Pension Plan Benefits

Western Wind does not have a pension plan, nor does it provide any benefits following or in connection with retirement.

Termination and Change of Control Benefits

Western Wind has consulting agreements with the CEO and CFO which provide for the payment of specified amounts upon a “Change of Control” of Western Wind. “Change of Control” is defined as an acquisition or other transaction that results in another corporation, business entity or person gaining more than fifty percent (50%) of the issued capital (having rights under all circumstances) of Western Wind.

The amount payable to Mr. Ciachurski upon Change of Control is as follows:

(a)

an amount escalating with the take-over price ranging from a $2 million bonus for a take-over price of $3.00 per common share to a $6 million bonus for a take-over price of $7.00 per common share. For take-over prices between $3.00 and $7.00 per common share, each $1.00 increment equals a pro-rata $1 million dollar bonus, plus

(b)	an amount equal to the sum of three years’ fee plus previously entitled bonuses if Mr. Ciachurski elects to terminate his contract within sixty (60) days of the Change of Control.

The amount payable to Mr. Thompson is $180,000 upon Change of Control if he elects to terminate his contract within sixty (60) days of the Change of Control.

In addition, all outstanding options vest fully upon the occurrence of a Change of Control.

Director compensation table

The following table sets forth all amounts of compensation provided to each of our directors other than directors who are also Named Executive Officers, for the year ended December 31, 2010.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Claus Andrup	18,000(2)	Nil	239,362	Nil	N/A	Nil	257,362
Robert C. Bryce	18,000(2)	Nil	239,362	Nil	N/A	Nil	257,362
J. Michael Boyd	Nil	Nil	239,362	Nil	N/A	98,880(3)(5)	338,242
Cash A Long (6)	Nil	Nil	239,362	Nil	N/A	43,260(4)(5)	282,622
V. John Wardlow	18,000(2)	Nil	239,362	Nil	N/A	Nil	257,362
(1)

The option-based awards dollar amount was calculated using the Black-Scholes model which included assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of Western Wind’s common shares and expected life of the options.

(2)	Messrs. Andrup, Bryce and Wardlow are paid directors’ fees of $1,500 per month. Effective January 1, 2011 the directors fees have increased to $2,500 per month.
(3)	Mr. Boyd was paid US$8,000 per month and reimbursed for his expenses.
(4)	Mr. Long received approximately US$7,000 per month for consulting services.
(5)	Amount after conversion into Canadian funds.
(6)	Mr. Long resigned as a director of Western Wind on February 15, 2011.

Outstanding share-based awards and option-based awards

The following table sets forth for each of our directors, other than directors who are also Named Executive Officers, all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2010.

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Claus Andrup	250,000(2) 150,000(3) 100,000	1.09 1.34 1.54	12/21/15 11/04/13 11/08/12	127,500 39,000 6,000	Nil	Nil
Robert C. Bryce	250,000(2) 150,000(3) 100,000 50,000	1.09 1.34 1.54 1.23	12/21/15 11/04/13 11/08/12 09/25/11	127,500 39,000 6,000 18,500	Nil	Nil
J. Michael Boyd	249,453(2) 150,000(3) 250,000 50,000	1.09 1.34 1.54 1.23	12/21/15 11/04/13 11/08/12 09/25/11	127,221 39,000 15,000 18,500	Nil	Nil

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Cash A Long	250,000(2) 150,000(3) 100,000 50,000	1.09 1.34 1.54 1.23	12/21/15(4) 11/04/13(4) 11/08/12(4) 09/25/11(4)	127,500 39,000 6,000 18,500	Nil	Nil
V. John Wardlow	250,000(2) 300,000(3) 100,000 150,000	1.09 1.34 1.54 1.23	12/21/15 11/04/13 11/08/12 09/25/11	127,500 78,000 6,000 55,500	Nil	Nil
(1)

The “Value of unexercised in-the-money options” is calculated on the basis of the difference between the closing price of Western Wind’s common shares on the TSX Venture Exchange on December 31, 2010 and the Exercise Price of the options. The closing price of Western Wind’s common shares on the TSX Venture Exchange on December 31, 2010 was $1.60.

(2)	This option grant vested 25% on December 21, 2010 with the remainder to vest equally on June 21, 2011, December 21, 2011 and June 21, 2012.
(3)	This option grant vested 25% on November 4, 2008, May 4, 2009, November 4, 2009 and May 4, 2010.
(4)	As a result of Mr. Long’s resignation as a director on February 15, 2011, his options will expire on May 31, 2011.

Incentive plan awards – value vested or earned during the year

The following table sets forth for each of our directors, other than directors who are also Named Executive Officers, the value of option-based awards and share-based awards which vested during the year ended December 31, 2010 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2010.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Claus Andrup	24,875	Nil	Nil
Robert C. Bryce	24,875	Nil	Nil
J. Michael Boyd	24,840	Nil	Nil
Cash A Long	24,875	Nil	Nil
V. John Wardlow	33,500	Nil	Nil
(1)

Calculated based on the difference between the market price of our common shares on the vesting date and the exercise price of the options on the vesting date. A nil amount indicates that no options held by the director vested during 2010 at an “in the money” amount when the exercise price was compared to the closing price of Western Wind’s common shares on the TSX Venture Exchange on the date of vesting.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of Western Wind’s financial year ended December 31, 2010, all information required with respect to compensation plans under which equity securities of Western Wind are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by securityholders (3)	7,400,000(1)	$1.32	2,508,756(2)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	7,400,000	$1.32	2,508,756
(1)	Options outstanding which have been granted pursuant to Western Wind’s Current Stock Option Plan.
(2)	As at December 31, 2010, 2,508,756 shares remained available for issuance under Western Wind’s Stock Option Plan.
(3)	Western Wind also has an equity compensation award plan.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The aggregate indebtedness of all executive officers, directors, employees and former executive officers, directors and employees of Western Wind or any of its subsidiaries outstanding as at May 30, 2011 in connection with (a) a purchase of securities; and (b) all other indebtedness is set out in the table below.

AGGREGATE INDEBTEDNESS ($)
Purpose	To the Company or its Subsidiaries	To Another Entity
(a)	(b)	(c)
Share purchases	Nil	N/A
Other	Nil	N/A

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in the Information Circular or in most recent Financial Statements, no informed person of Western Wind, any proposed director of Western Wind, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Western Wind or any of our subsidiaries. An “informed person” means a director or executive officer of a reporting issuer; a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; any person or company who beneficially owns, directly or indirectly, voting shares of a reporting issuer or who exercises control or direction over shares of the reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer; and a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it hold any of its securities.

APPOINTMENT OF AUDITORS

Western Wind first appointed Deloitte & Touche LLP, Chartered Accountants, as auditors of Western Wind on January 16, 2008. The persons named as proxyholders in the Form of Proxy intend to vote for the continued appointment of Deloitte & Touche LLP, Chartered Accountants, as Western Wind’s auditors until the next annual general meeting at a remuneration to be fixed by the Board.

MANAGEMENT CONTRACTS

Western Wind’s management functions are performed by directors, executive officers or senior officers of Western Wind, or its subsidiaries and not, to any substantial degree, performed by any other person with whom Western Wind has contracted.

AUDIT COMMITTEE

The Audit Committee’s Charter

A copy of Western Wind’s Audit Committee Charter is attached as Schedule “B” to this Information Circular.

Composition of the Audit Committee

The following are currently the members of the Committee:

	Independent (1)	Financially Literate (1)
Robert C. Bryce	Y	Y
Claus Andrup	Y	Y
V. John Wardlow	Y	Y
(1)	As defined by Multilateral Instrument 52-110 (“MI 52-110”).

Western Wind is relying on the exemption provided under Section 6.1 of MI 52–110 for venture issuers which exempts venture issuers from the requirements of Part 5 (Reporting Obligations) of MI 52-110. Part 5 requires that if management of an issuer solicits proxies from the shareholders for the purpose of electing directors, the issuer must include a cross-reference to the issuer’s AIF that contains additional information about the qualifications of its directors. Western Wind has not filed an AIF.

Relevant Education and Experience

Mr. Bryce has a Masters Degree in Business Administration and has gained financial literacy through his years of experience serving as a director of other reporting companies. Mr. Andrup has gained financial literacy through his years of experience serving as a director of other reporting companies and as a director and treasurer of several not-for-profit organizations, including The Maple Ridge Historical Society. Mr. Wardlow has gained financial literacy throughout his professional career, including his years of experience serving as a director of another reporting company, as a business agent for the Directors Guild of Canada, BC Branch and as a former restaurant owner.

Each audit committee member has had extensive experience reviewing financial statements. Each member has an understanding of Western Wind’s business and has an appreciation for the relevant accounting principles for our business.

Audit Committee Oversight

At no time since the commencement of Western Wind’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of Western Wind’s most recently completed financial year has Western Wind relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by Western Wind’s external auditors in each of the last two fiscal years for audit service fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2010	$253,065	Nil	$44,595(1)	Nil
December 31, 2009	$303,965	Nil	$Nil	Nil
(1)	Western Wind was invoiced $13,595 for Canadian transfer pricing and $31,000 for the Windstar cost segregation analysis

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

Management is seeking shareholder approval to adopt a new stock option plan (the “2011 Stock Option Plan”) for Western Wind in accordance with, and subject to, the policies of the TSX Venture Exchange (the “Exchange”). Our current incentive stock option plan (the “Current Plan”) was approved by our shareholders at the annual general meeting held on June 18, 2010. As a result of recent changes to the Income Tax Act (Canada) relating to “source deduction requirements”, public companies, such as Western Wind, must withhold and remit to the Canada Revenue Agency amounts from the employment benefit realized upon the exercise of options when common shares are issued to optionees. Western Wind wishes to adopt the 2011 Stock Option Plan which will replace and supercede the Current Plan in order to ensure compliance with the withholding requirements. As a result, Shareholders are being asked to approve the 2011 Stock Option Plan. We also propose to increase the number of shares issuable under the Current Stock Option Plan from 9,908,756 (approximately 20% of our issued and outstanding shares as of the date of our last annual general meeting) to the number equal to 20% of our issued and outstanding shares on June 29, 2011.

The purpose of the 2011 Stock Option Plan will remain the same; namely, to encourage ownership of the common shares of Western Wind by persons (“Eligible Persons”) who are directors, senior officers and key employees of, as well as consultants and employees of management companies providing services to, Western Wind and/or our subsidiaries. These individuals are primarily responsible for the management and profitable growth of our business or the business of our subsidiaries. It is hoped that the 2011 Stock Option Plan will continue to advance the interests of Western Wind and our subsidiaries by providing additional incentive for superior performance by all eligible recipients. Given the competitive environment in which we operate our business, the 2011 Stock Option Plan will assist us and our subsidiaries to attract and retain valued directors, senior officers, employees, consultants and management company employees. Under the 2011 Stock Option Plan, which will be subject to both shareholder and regulatory approval, a total equal to 20% of our issued and outstanding shares on June 29, 2011 (which includes all existing stock options) will be allotted and reserved for future issuance.

Terms of the New Stock Option Plan

The following summary is a brief description of the 2011 Stock Option Plan and is qualified in its entirety by the full text of the 2011 Stock Option Plan:

1.

The maximum number of shares that may be issued upon the exercise of stock options granted under the 2011 Stock Option Plan may not exceed the number equal to 20% of our issued and outstanding shares on June 29, 2011.

2.

Stock options can be issued to persons who are directors, senior officers, employees and consultants of, or employees of management companies providing services to, Western Wind or any of our subsidiaries.

3.

The option price of any common share in respect of which an option may be granted under the 2011 Stock Option Plan shall be fixed by the Board of Directors but shall be not less than the minimum price permitted by the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

4.

In the case of options issued to consultants performing investor relations activities, the vesting schedule shall provide for a vesting period of at least 12 months with no more than 1/4 of the options vesting in any three month period.

5.	The number of options granted to any one consultant in any 12 month period may not exceed 2% of the issued shares.

6.

Upon expiry of an option, or if an option is otherwise terminated for any reason without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purpose of the 2011 Stock Option Plan.

7.	All options granted under the 2011 Stock Option Plan may not have an expiry date exceeding ten years from the date such options are granted.

8.

If an optionee ceases to be (other than by reason of death or a change of control of Western Wind) an eligible recipient of options, then the option granted shall expire within a reasonable period of time following the date that the optionee ceased to be an eligible recipient of options. Such reasonable period shall be determined by the Board of Directors.

9.

If an optionee ceases to be an eligible recipient of options by reason of death, an optionee’s heirs or administrators shall have until the earlier of:

(a)  one year from the death of the option holder; and

(b)  the expiry date of the options

in which to exercise any portion of options outstanding at the time of death of the optionee.

10.

If an optionee ceases to be an eligible recipient of options by reason of a change of control of Western Wind all options, subject to regulatory approval, will immediately become vested. Provided the optionee is not providing investor relations activities, any vested options will be exercisable for a period ending on the earlier of (i) 90 days from the date the optionee ceased to be an eligible recipient and (ii) the expiry date of the options.

11.

The 2011 Stock Option Plan will be administered by the Board of Directors of Western Wind who will have the full authority and sole discretion to grant options under the 2011 Stock Option Plan to any eligible recipient, including themselves.

12.	The options are not assignable or transferable by an optionee.

13.

Western Wind shall have the authority to deduct and withhold, or require the Optionee to remit to Western Wind, the amount of any taxes or other required source deductions which Western Wind is required by law or regulation of any governmental authority whatsoever to remit in connection with any issuance of shares upon the exercise of options.

14.	The Board of Directors may from time to time, and subject to regulatory approval, amend or revise the terms of the 2011 Stock Option Plan.

A copy of the 2011 Stock Option Plan will be available for shareholders to review at the Meeting.

Disinterested Shareholder Approval of the 2011 Stock Option Plan

The TSX Venture Exchange requires shareholder approval of any stock option plan that, together with all of an issuer’s other previously established stock option plans or grants, could result at any time in the number of listed shares reserved for issuance under stock options exceeding 10% of the outstanding listed shares. An issuer is also required to obtain disinterested shareholder approval of stock options if, among other things, a stock option plan, together with all of an issuer’s previously established or proposed stock option grants, could result at any time in:

(i)	the number of shares reserved for issuance under stock options granted to insiders exceeding 10% of the issued shares;

(ii)	the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares; or

(iii)	the issuance to any one optionee, within a 12 month period, of a number of shares exceeding 5% of the issued shares.

In such case, a stock option plan must be approved by a majority of the votes cast by all shareholders at a general meeting, excluding votes attaching to shares beneficially owned by (i) insiders to whom options may be issued under the stock option plan; and (ii) associates of insiders to whom options may be issued under the stock option plan. The people who are allowed to vote are referred to as “Disinterested Shareholders”. The term “insider” is defined in the Securities Act (British Columbia) and includes, among other persons, directors and senior officers of Western Wind and its subsidiaries and shareholders owning more than 10% of the voting securities of Western Wind. The term “associate” includes, among other persons, (a) an insider’s spouse or child or any relative of the insider or the insider’s spouse who has the same residence as that insider; and (b) an issuer of which the insider beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to all outstanding voting securities of the issuer.

As the 2011 Stock Option Plan, as amended, together with all of Western Wind’s previously established or proposed stock option grants, could result in the circumstances described above, we must obtain the approval of our Disinterested Shareholders for the adoption of the 2011 Stock Option Plan. For the purposes of the vote, all of the directors and officers of Western Wind and its subsidiaries and their associates will be considered insiders, such that they and their associates may not vote on the matter.

Accordingly, Disinterested Shareholders will be asked to consider and, if thought appropriate, to pass, with or without amendment, the Stock Option Plan Resolution set out in Schedule ”A” to this Information Circular. In order to be effective, the Stock Option Plan Resolution must be approved by a majority of the votes cast in person or by proxy in respect thereof by the Disinterested Shareholders and approved by the Exchange.

ADDITIONAL INFORMATION

Additional information concerning Western Wind is available on SEDAR at www.sedar.com. Copies of Western Wind’s financial information which is contained in Western Wind’s consolidated financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2010 are also available on SEDAR and may be obtained without charge upon request from Western Wind at Suite 1326-885 West Georgia Street, Vancouver, BC V6C 3E8.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. SHOULD ANY OTHER MATTERS WHICH ARE NOT KNOWN TO MANAGEMENT PROPERLY COME BEFORE THE MEETING, HOWEVER THE SHARES REPRESENTED BY THE FORM OF PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

THIS INFORMATION CIRCULAR HAS BEEN APPROVED BY THE BOARD OF DIRECTORS OF WESTERN WIND.

BY ORDER OF THE BOARD OF DIRECTORS

“Jeffrey J. Ciachurski”

Jeffrey J. Ciachurski, Chief Executive Officer

SCHEDULE “A”

SHAREHOLDERS’ RESOLUTIONS

STOCK OPTION PLAN RESOLUTION

“BE IT RESOLVED as an ordinary resolution of the Disinterested Shareholders, with or without amendment, that:

1.

The 2011 Stock Option Plan as set forth in the Information Circular dated May 30, 2011 be approved and that the Board of Directors of Western Wind be authorized in their absolute discretion to establish and administer the 2011 Stock Option Plan in accordance with its terms and conditions;

2.

The maximum number of common shares of Western Wind reserved for issuance under the 2011 Stock Option Plan shall be the number equal to 20% of issued and outstanding common shares as at June 29, 2011; and

3.

The Board of Directors be authorized on behalf of Western Wind to make any amendments to the 2011 Stock Option Plan from time to time as may, in its discretion, be considered appropriate, provided that such amendments be subject to the approval of all applicable regulatory authorities.”

SCHEDULE “B”

WESTERN WIND ENERGY CORP.

(the “Company”)

AUDIT COMMITTEE CHARTER

(Dated for Reference May 15, 2006)

MANDATE

The audit committee (the “Committee”) will assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reporting process, the system of internal control and the audit process.

COMPOSITION

The Committee shall be comprised of at least three members. Each member must be a director of the Company. A majority of the members of the Committee shall not be officers or employees of the company or of an affiliate of the Company. At least one member of the Committee shall be financially literate. All members of the Committee who are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of this Audit Committee Charter, the term “financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be appointed by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership. The Chair shall be financially literate.

MEETINGS

Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly. Unless all members are present and waive notice, or those absent waive notice before or after a meeting, the Chairman will give Committee members 24 hours’ advance notice of each meeting and the matters to be discussed at it. Notice may be given personally, by telephone, facsimile or e-mail.

The external auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at any other meeting. On request by the external auditor, the Chair shall call a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders of the Company.

At each meeting of the Committee, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company. A member may participate in a meeting of the Committee in person or by telephone if all members participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A member may participate in a meeting of the Committee by a communications medium other than telephone if all members participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all members who wish to participate in the meeting agree to such participation.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the external auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately. In addition, the Committee should meet with the external auditor and management annually to review the Company’s financial statements.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

RESPONSIBILITIES AND DUTIES

Financial Accounting and Reporting Process and Internal Controls

The Committee is responsible for reviewing the Company’s financial accounting and reporting process and system of internal control. The Committee shall:

(a)

Review the annual audited financial statements to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles (“GAAP”) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements.

(b)

With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors and have meetings with the Company’s auditors without management present, as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

(c)	Review any internal control reports prepared by management and the evaluation of such report by the external auditors, together with management’s response.

(d)

Review and satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, management’s discussion and analysis and interim earnings press releases, and periodically assess the adequacy of these procedures.

(e)

Review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents, including interim earnings press releases, that are required to be reviewed by the Committee under any applicable laws, before the Company publicly discloses this information.

(f)

Meet no less frequently than annually with the external auditors and the Chief Financial Officer to review accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deem appropriate.

(g)

Inquire of management and the external auditors about significant financial risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks.

(h)	Review the post-audit or management letter containing the recommendations of the external auditors and management’s response and subsequent follow-up to any identified weaknesses.

(i)	Establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Audit

External Auditor

The Committee has primary responsibility for the selection, appointment, dismissal and compensation and oversight of the external auditors, subject to the overall approval of the Board of Directors. In carrying out this duty, the Committee shall:

(a)	Require the external auditor to report directly to the Committee.

(b)

Recommend to the Board of Directors the external auditor to be nominated at the annual general meeting for appointment as the external auditor for the ensuing year and the compensation for the external auditors, or, if applicable, the replacement of the external auditor.

(c)	Review, annually, the performance of the external auditor.

(d)	Review and confirm the independence of the external auditor.

(e)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the external auditor and former independent external auditor of the Company.

(f)	Pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor.

Audit and Review Process and Results

The Committee is directly responsible for overseeing the work by the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) engaged for the purpose of preparing or issuing an audit report or performing other audit or review services for the Company. The Committee shall:

(a)	Review the external auditors’ audit plan, including the scope, procedures and timing of the audit.

(b)	Review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

(c)

Obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information with GAAP that were discussed with management, their ramifications, and the external auditors’ preferred treatment.

(d)	Ensure that all material written communications between the Company and the external auditors are sent to the Committee.

(e)	Review fees paid by the Company to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

(f)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Company.

Other

(a)	Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

(b)	Report regularly and on a timely basis to the Board of Directors on matters coming before the Committee.

(c)	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board of Directors for approval.

AUTHORITY

The Committee is authorized to:

(a)	to seek any information it requires from any employee of the Company in order to perform its duties;

(b)	to engage, at the Company’s expense, independent legal counsel or other professional advisors on any matter within the scope of the role and duties of the Committee under this Charter;

(c)	to set and pay the compensation for any advisors engaged by the Committee; and

(d)	to communicate directly with the internal and external auditors of the Company.

This Charter supersedes and replaces all prior charters and other terms of reference pertaining to the Committee.